COLE CREDIT PROPERTY TRUST IV, INC.
SUPPLEMENT NO. 8 DATED AUGUST 9, 2012
TO THE PROSPECTUS DATED FEBRUARY 15, 2012
This document supplements, and should be read in conjunction with, the prospectus of Cole Credit Property Trust IV, Inc. dated February 15, 2012, Supplement No. 6 dated July 25, 2012, which superseded and replaced all previous supplements to the prospectus, and Supplement No. 7 dated August 1, 2012. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.
The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Credit Property Trust IV, Inc.;
(2)	a recent real property investment;
(3)	placement of debt on certain real property investments; and
(4)	potential real property investments.
Status of Our Public Offering
The registration statement for our initial public offering of 300,000,000 shares of common stock was declared effective by the Securities and Exchange Commission on January 26, 2012. Of these shares, we are offering 250,000,000 shares in a primary offering and up to 50,000,000 shares pursuant to our distribution reinvestment plan. During the month of July 2012, we accepted investors’ subscriptions for, and issued, approximately 3.0 million shares of our common stock in the offering, resulting in gross proceeds to us of approximately $30.4 million. As of August 6, 2012, we had accepted investors’ subscriptions for, and issued, approximately 8.2 million shares of our common stock in the offering, resulting in gross proceeds to us of approximately $81.6 million. We also have satisfied special escrow provisions for residents of certain states, but as of August 6, 2012 we had not satisfied the special escrow provisions for residents of Pennsylvania and, therefore, we have not accepted subscriptions from residents of Pennsylvania.
We will offer shares of our common stock pursuant to the offering until January 26, 2014, unless all shares being offered have been sold, in which case the offering will be terminated. If all of the shares we are offering in the offering have not been sold by January 26, 2014, we may extend the offering as permitted under applicable law. In addition, at the discretion of our board of directors, we may elect to extend the termination date of our offering of shares reserved for issuance pursuant to our distribution reinvestment plan until we have sold all shares allocated to such plan through the reinvestment of distributions, in which case participants in the plan will be notified. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time prior to the stated termination date.
Recent Real Property Investment
The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Prospectus Summary - Description of Real Estate Investments” on page 10 of the prospectus, as supplemented to date.
Description of Real Estate Investments
As of August 6, 2012, our investment portfolio consisted of 17 properties located in 13 states, consisting of approximately 291,000 gross rentable square feet of commercial space. We acquired one property between July 7, 2012 and August 6, 2012, which is listed below.

				Rentable
		Number of		Square
Property Description	Type	Tenants	Tenant	Feet	Purchase Price
AutoZone – Philipsburg, PA	Automotive	1	AutoZone Northeast, Inc.	7,380	$1,620,000

The following information supersedes and replaces the purchase price, fees paid to sponsor and initial and average yields of the CVS – Bainbridge, GA real property investment, as disclosed in the “Recent Real Property Investments” section of Supplement No. 6 dated July 25, 2012.
We acquired the CVS – Bainbridge, GA property for a purchase price of $2,650,000, exclusive of closing costs. The property has an initial and average yield of 7.00%. In connection with the CVS – Bainbridge, GA acquisition, we paid our advisor an acquisition fee of $53,000.
The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Investment Objectives and Policies - Real Property Investments” beginning on page 104 of the prospectus, as supplemented to date.
Real Property Investments
 We engage in the acquisition and ownership of commercial properties throughout the United States. We invest primarily in retail and other income-producing commercial properties located throughout the United States.
As of August 6, 2012, we, through separate wholly-owned limited liability companies and limited partnerships, owned 17 properties located in 13 states, consisting of approximately 291,000 gross rentable square feet of commercial space. The properties generally were acquired through the use of proceeds from our initial public offering and proceeds from our revolving credit facility and related party line of credit. We acquired one property between July 7, 2012 and August 6, 2012, which is listed below.

		Year	Purchase	Fees Paid to	Initial	Average	Physical
Property Description	Date Acquired	Built	Price	Sponsor (1)	Yield (2)	Yield (3)	Occupancy
AutoZone – Philipsburg, PA	July 27, 2012	2010	$1,620,000	$32,400	6.85%	6.85%	100%

(1)	Fees paid to sponsor are payments made to an affiliate of our advisor for acquisition fees in connection with the property acquisition. For more detailed information on fees paid to our advisor or its affiliates, see the section captioned “Management Compensation” beginning on page 73 of the prospectus.
(2)	Initial yield is calculated as the current annualized rental income for the in-place leases at the respective property divided by the property purchase price adjusted for certain seller credits, exclusive of acquisition costs and acquisition fees paid to our advisor or its affiliates. In general, our properties are subject to long-term triple net or double net leases, and the future costs associated with the double net leases are unpredictable. The majority of our properties are subject to triple net leases. Accordingly, our management believes that current annualized rental income is a more appropriate figure from which to calculate initial yield than net operating income.
(3)	Average yield is calculated as the average annual rental income, adjusted for any rent incentives, for the in-place leases over the non-cancellable lease term at the respective property divided by the property purchase price adjusted for certain seller credits, exclusive of acquisition costs and acquisition fees paid to our advisor or its affiliates. In general, our properties are subject to long-term triple net or double net leases, and the future costs associated with the double net leases are unpredictable. The majority of our properties are subject to triple net leases. Accordingly our management believes that average annual rental income is a more appropriate figure from which to calculate average yield than net operating income.
The following table sets forth the principal provisions of the lease terms for the major tenant of the property listed above:

			Current	Base Rent
		Renewal	Annual Base	per Square
Property	Major Tenants (1)	Options (2)	Rent	Foot	Lease Term (3)
AutoZone – Philipsburg, PA	AutoZone Northeast, Inc.	1/5 yr., 1/4 yr. and 6 month	$111,000	$15.04	7/27/2012	7/31/2030

(1)	Major tenants include those tenants that occupy greater than 10% of the rentable square feet of the respective property.

(2)	Represents number of renewal options and the term of each option.
(3)	Represents lease term beginning with the later of the purchase date or the rent commencement date through the end of the non-cancellable lease term. Pursuant to each of the leases, the tenants are required to pay substantially all operating expenses in addition to base rent.
Tenant Lease Expirations
The following table sets forth lease expirations for each of our properties acquired as of August 6, 2012 for each of the next ten years and thereafter assuming no renewal options are exercised. For purposes of the table, the Total Annual Base Rent column represents annualized base rent, based on rent in effect on January 1 of the respective year, for each lease that expires during the respective year.

	Number of	Square	Total Annual	% of Total
Year Ending December 31,	Leases Expiring	Feet Expiring	Base Rent	Annual Base Rent
2012	—	—	$—	—%
2013	—	—	—	—%
2014	—	—	—	—%
2015	1	3,900	42,900	1%
2016	1	1,200	20,644	—%
2017	3	5,700	117,692	2%
2018	—	—	—	—%
2019	—	—	—	—%
2020	1	44,925	889,515	19%
2021	—	—	—	—%
2022	1	12,259	220,664	5%
Thereafter	15	221,340	3,444,158	73%
	22	289,324	$4,735,573	100%
Depreciable Tax Basis
For federal income tax purposes, the aggregate depreciable basis in the property noted above in this prospectus supplement is approximately $1.3 million. When we calculate depreciation expense for federal income tax purposes, we depreciate buildings and improvements over a 40-year recovery period, land improvements over a 20-year recovery period and furnishings and equipment over a 12-year recovery period using a straight-line method and a mid-month convention. The preliminary depreciable basis in the property noted above in this prospectus supplement is estimated, as of August 6, 2012, as follows:

Wholly-owned Property	Depreciable Tax Basis
AutoZone – Philipsburg, PA	$1,328,400
We currently have no plan for any renovations, improvements or development of the property listed above, and we believe all of our properties are adequately insured. We intend to obtain adequate insurance coverage for all future properties that we acquire.

Placement of Debt on Certain Real Property Investments

The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Investment Objectives and Policies - Real Property Investments - Revolving Credit Facility” beginning on page 104 of the prospectus, as supplemented to date.

During the period between July 27, 2012 and August 6, 2012, the Amended Borrowing Base under the Amended Credit Facility was increased to approximately $41.5 million based on the underlying collateral pool for qualified properties. As of August 6, 2012, we had $10.0 million outstanding under the Amended Credit Facility.

Potential Real Property Investments
Our advisor has identified certain properties as a potential suitable investments for us. The acquisition of each such property is subject to a number of conditions. A significant condition to acquiring any one of these potential acquisitions is our ability to raise sufficient proceeds in this offering to pay all or a portion of the purchase price. An additional condition to acquiring these properties may be securing debt financing to pay the balance of the purchase price. Such financing may not be available on acceptable terms or at all.
Other properties may be identified in the future that we may acquire prior to or instead of these properties. Due to the considerable conditions that must be satisfied in order to acquire these properties, we cannot make any assurances that the closing of these acquisitions is probable. The properties currently identified are listed below.

			Approximate
	Expected	Approximate	Compensation to
Property	Acquisition Date	Purchase Price	Sponsor (1)
Advance Auto – Corydon, IN	August 2012	$1,513,393	$30,268
Benihana Portfolio – Various (2)	August 2012	17,335,758	346,715
		$18,849,151	$376,983

(1)		Approximate fees paid to sponsor represent amounts payable to an affiliate of our advisor for acquisition fees in connection with the property acquisition.
(2)		The Benihana portfolio consists of four single-tenant commercial properties located in Florida, Illinois, Minnesota and Texas, which we would expect to purchase under individual sale-leaseback agreements.
The potential property acquisitions are subject to net leases, pursuant to which each tenant is required to pay substantially all operating expenses and capital expenditures in addition to base rent.

	Number of		Rentable	Physical
Property	Tenants	Tenant	Square Feet	Occupancy
Advance Auto – Corydon, IN	1	Advance Stores Company, Inc.	6,895	100%
Benihana Portfolio – Various (1)	4	Various	36,520	100%
			43,415

(1)			The Benihana portfolio consists of four single-tenant commercial properties located in Florida, Illinois, Minnesota and Texas, which we would expect to purchase under individual sale-leaseback agreements with Benihana National of Florida Corp., Benihana Lombard Corp., The Samurai, Inc. and Benihana Woodlands Corp. as tenants.
The table below provides leasing information for the major tenants at each potential property:

			Current	Base Rent
		Renewal	Annual Base	per Square
Property	Major Tenants (1)	Options (2)	Rent	Foot	Lease Term (3)
Advance Auto – Corydon, IN	Advance Stores Company, Inc.	3/5 yr.	$117,258	$17.01	8/15/2012	7/31/2027
Benihana Portfolio – Various (1)	Various	6/5 yr.	1,360,857	37.26	8/21/2012	8/31/2032

(1)	Major tenants include those tenants that occupy greater than 10% of the rentable square feet of the property.
(2)	Represents number of renewal options and the term of each option.

(3)	Represents lease term beginning with the current rent period through the end of the non-cancellable lease term.
(4)	The Benihana portfolio consists of four single-tenant commercial properties located in Florida, Illinois, Minnesota and Texas, which we would expect to purchase under individual sale-leaseback agreements with Benihana National of Florida Corp., Benihana Lombard Corp., The Samurai, Inc. and Benihana Woodlands Corp. as tenants. The properties will be subject to individual lease agreements with identical terms. The annual base rent under the leases increases every two years by 4% of the then-current annual rent.
We expect to purchase the properties with proceeds from our ongoing offering of our common stock and available debt proceeds from our Amended Credit Facility. We may use the properties as collateral in future financings.

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